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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

    (Mark One)

      /X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

            for the fiscal year ended December 31, 2000

                                       Or

      / / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

            for the transition period from _______ to _______

            Commission file number 000-25867

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Direct Focus, Inc.
                               401(k) Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Direct Focus, Inc.
                              1400 NE 136th Avenue
                               Vancouver, WA 98684


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

DIRECT FOCUS, INC. 401(K) SAVINGS PLAN

TABLE OF CONTENTS
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                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
   ENDED DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                           4

   Statements of Changes in Net Assets Available for Benefits                5

   Notes to Financial Statements                                           6-8



SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

   Line 4i - Schedule of Assets Held for Investment Purposes at Year End     9



SIGNATURE                                                                   10

EXHIBIT INDEX                                                               11

EXHIBIT 23, INDEPENDENT AUDITOR'S CONSENT                                   12




Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.


















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

INDEPENDENT AUDITORS' REPORT


Direct Focus, Inc. 401(k) Savings Plan
Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of the Direct Focus, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





DELOITTE & TOUCHE LLP

Portland, Oregon
June 13, 2001

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

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------


                                                    2000              1999
                                                 -----------       -----------
ASSETS:
  Investments, at fair value (Note 3)            $ 1,596,860       $   645,829

  Receivables:
     Employee contributions                           31,214            63,364
     Employer contributions                          145,939            93,183
     Accrued income                                       --               181
                                                 -----------       -----------

           Total receivables                         177,153           156,728
                                                 -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                $ 1,774,013       $   802,557
                                                 ===========       ===========

See notes to financial statements.


























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

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------


                                                     2000             1999
                                                 -----------       -----------
ADDITIONS:
  Dividends                                      $   127,317       $     4,608
  Net appreciation (depreciation) in fair
     value of investments (Note 3)                   (49,945)           60,403
                                                 -----------       -----------
           Net investment income                      77,372            65,011
                                                 -----------       -----------

  Contributions:
     Participant contributions                       798,192           654,024
     Employer matching contributions                 145,939            93,183
                                                 -----------       -----------

           Total contributions                       944,131           747,207
                                                 -----------       -----------
           Total additions                         1,021,503           812,218

DEDUCTIONS - Benefits paid to participants            50,047             9,661
                                                 -----------       -----------
NET INCREASE                                         971,456           802,557

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                  802,557                --
                                                 -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                    $ 1,774,013       $   802,557
                                                 ===========       ===========




See notes to financial statements.

DIRECT FOCUS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the Direct Focus, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Direct Focus, Inc. (the "Company"). The Plan was established effective January 1, 1999 and contributions to the Plan began on March 4, 1999. The Plan is available to all eligible employees of the Company who are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Participants may voluntarily contribute between 1% and 20% of their compensation, limited to $10,500 in 2000, as prescribed by ERISA. Participants may change their contribution percentage quarterly. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds and one employer stock fund as investment options for participants. Participants can change the allocation of contributions or transfer balances between funds up to six times per year. The Company may match a portion of the participant's elective contribution. The Company makes matching contributions of 50% of the employee contributions on the first 6% of allowable employee compensation for all eligible employees excluding Nautilus Human Performance Systems, Inc. ("Nautilus HPS") employees. For Nautilus HPS employees, the Company matches 35% of employee contributions on the first 4% of allowable employee compensation. Matching contributions are subject to certain limitations. Generally, participants must have worked a minimum of 1,000 hours during the Plan year and must be employed by the Company on the last day of the Plan year in order to receive the matching contributions. In addition to the above requirements, participants must have worked 12 months before initially becoming eligible to receive the match.

      PARTICIPANT ACCOUNTS - A separate account is maintained for each participant, which is credited with the participant's contributions, the Company's matching contributions, and an allocation of Plan earnings or losses. Allocation of Plan earnings or losses is based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. A participant vests in the Company's matching contributions and earnings or losses thereon pursuant to the following vesting schedule.

             YEARS OF SERVICE                  VESTING PERCENTAGE
             ----------------                  ------------------
               Less than 1                             0%
                   1                                  25%
                   2                                  50%
                   3                                  75%
                   4                                 100%


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

      PAYMENT OF BENEFITS - Upon termination of service, a participant may be paid a lump-sum amount equal to the vested account value if less than $5,000 or by installment if greater than $5,000. Participants may also elect to maintain their account in the Plan until a future date.

      FORFEITURES - Forfeited balances of terminated participants' nonvested accounts are allocated as a discretionary matching contribution for the plan year in which the forfeiture occurs.

      TERMINATION - Although it has not expressed any intent to do so, the Company may terminate the Plan or discontinue contributions at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value, which is based on published market prices at year end.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Benefits are recorded when paid.

      ADMINISTRATIVE EXPENSES are paid entirely by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INCOME TAXES - The Plan document is based on a non-standardized prototype plan and adoption agreement, which were approved by the Internal Revenue Service ("IRS"), as to form, by a letter dated May 17, 1990. However, the Plan has not yet received a determination letter from the IRS for the specific provisions of the adoption agreement as adopted by the Plan. The Plan Administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31:

                                                       2000            1999
                                                     ---------       ---------
      AIM Balanced Fund                              $ 111,691       $      --
      American Balanced Fund, Inc. Income Fund              --          45,178
      Direct Focus, Inc. Common Stock                  315,092          43,873
      Fundamental Investors Fund                       240,177              --
      Growth Fund of America, Inc.                     533,005         234,866
      New Perspective Fund                             233,243         104,248
      Washington Mutual Investors Fund, Inc.                --         196,767


      Net appreciation (depreciation) by investment type for the year ended December 31 is as follows:

                                                       2000            1999
                                                     ---------       ---------
      Mutual funds                                   $(111,265)      $  50,729
      Common stock                                      61,320           9,674
                                                     ---------       ---------
           Total                                     $ (49,945)      $  60,403
                                                     =========       =========

4.    PARTY-IN-INTEREST TRANSACTIONS

      The Plan invests in shares of the Company at the direction of the participants.

5.    CONCENTRATION OF RISK

      The Plan's assets consist of financial instruments including temporary cash investments, mutual funds, and Company common stock. These financial instruments may subject the Plan to concentrations of risk as, from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, and investments in mutual funds and Company stock are subject to changes in market values of the stock.

                                   * * * * * *

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                                                        (e)
         (b) Identity of Issue/                        (d)            Current
(a)      (c) Description of Investment                 Cost            Value

      CASH                                                           $  72,426
                                                                     ---------
      MUTUAL FUNDS:
        AIM Balanced Fund                                              111,691
        Dreyfus Premier Core Fund                                        1,412
        Euro Pacific Growth Fund                                         6,168
        Federated Max Capital Fund                                       7,762
        Franklin Small Capital Growth Fund                              23,206
        Fundamental Investors Fund                                     240,177
        Growth Fund of America, Inc.                                   533,005
        MetLife Stable Value Fund                                       52,678
        New Perspective Fund                                           233,243
                                                                     ---------

                 Total mutual funds                                  1,209,342
                                                                     ---------

  *   COMMON STOCK - Direct Focus, Inc.                                315,092
                                                                     ---------

      TOTAL INVESTMENTS                                             $1,596,860
                                                                    ==========


* Denotes a party-in-interest with respect to the Plan

NOTE: Historical cost information is not required for participant-directed investments

                                    SIGNATURE
                                    ---------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Direct Focus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                 DIRECT FOCUS, INC. 401(k) SAVINGS PLAN


                                 By:  DIRECT FOCUS, INC., the plan administrator


Date:  June 26, 2001             By: /s/ Rod W. Rice
                                     -----------------------------------
                                     Rod W. Rice, Secretary
                                     Direct Focus, Inc.
                                     401(k) Savings Plan Administrator


















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

                                  EXHIBIT INDEX
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Document                                               Exhibit Number
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Independent Auditors' Consent                                23
































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